March 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hebron Technology Co., Ltd.
Registration Statement on Form F-3
Filed on February 13, 2018
File No.: 333- 222995

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Standard Time) on March 15, 2018, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Anthony W. Basch at Kaufman & Canoles, our counsel, who can be reached by phone at (804) 771-5725.

Sincerely,

Hebron Technology Co., Ltd.

By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
Date: March 13, 2018